March 12, 2014

VIA EDGAR AND FEDERAL EXPRESS

Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re:	Maxim Integrated Products, Inc.
Form 10-K for the Fiscal Year Ended June 29, 2013
Filed August 13, 2013
Form 10-Q for the Quarterly Period Ended December 28, 2013
Filed February 3, 2014
File No. 001-34192

Dear Mr. James:

This letter responds to the comments raised in the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated February 12, 2014 (the “Comment Letter”), regarding the Staff’s review of (i) the above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q of Maxim Integrated Products, Inc. (“we” or the “Company”) and (ii) the Company’s prior response letter dated February 5, 2014. We have repeated the Staff’s comments below in italics and following each comment is our response thereto.

Form 10-K for the Fiscal Year Ended June 29, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.
Please tell us about your consideration of discussing and analyzing the tax implications related to the changes noted in your response to prior comments 4 and 5 in MD&A, including a discussion of the nature and impact of the significant tax rate reconciling item.

Response: In the MD&A for the fiscal year ended June 29, 2013 the Company disclosed its fiscal 2012 and 2013 effective tax rates of 33.4% and 20.7%, respectively, and that these effective tax rates were lower than the U.S. statutory tax rate of 35% primarily because of foreign earnings taxed at lower tax rates. Moreover, the Company disclosed the tax impact of the additional research and development (“R&D”) expenses discussed in our response to prior comment #4. Specifically it was noted in the MD&A that these additional R&D expenses generated a tax charge of $21.4 million and $52.6 million in fiscal 2012 and 2013, respectively. In future filings, the Company will consider and discuss, as appropriate, the reasons for any material changes in our tax rates in our MD&A.

Critical Accounting Policies, Inventories, page 23

2.
Further to your response to prior comment 2, please also discuss how you considered Instructions 2 - 4 to Item 303(A) of Regulation S-K, FRR 36 and SAB Topic 13.B regarding providing investors with an analysis of the reasons and factors contributing to decreases in revenue.

Response: As discussed within the MD&A of our Annual Report on Form 10-K for fiscal year 2013, net revenues increased by 1.6% from the prior fiscal year and revenue from our consumer products increased 16% from the prior fiscal year. However, as discussed in our earnings conference call for the fourth quarter of fiscal year 2013, revenue from our largest customer during the fourth quarter of fiscal 2013 decreased from the prior quarter and we expected contribution to revenue from our largest customer to continue to decline in the first quarter of fiscal 2014. In addition, we discussed that this revenue decline from our largest customer was due to a transition to a next generation of product and weakness in demand for the customer’s smartphones. Management believes the short term demand fluctuation reflected in our forward guidance did not constitute a known longer term trend but rather was a temporary decline related specifically to the transition to a next generation of product. In future filings, management will review oral statements made during earnings calls and disclose information known to management that is likely to have a material impact on the Company’s operations as discussed in instructions 2 - 4 to Item 303(A) of Regulation S-K, FRR 36 and SAB Topic 13.B.

Item 8. Financial Statements

Note 16. Income Taxes, page 66

3.
In response to prior comment 4, you told us that during fiscal 2012 and 2013 your international income was reduced by $150M and $61M, respectively, for additional research and development expenses primarily due to revised forecasts of revenue and gross margin to be realized by your Irish subsidiary. Please explain to us how the forecast of revenue and gross margin impacts research and development expenses and, as a result, your foreign tax rate.

Response: The Company’s Irish consolidated group reimburses a portion of research and development (“R&D”) expenses incurred by affiliated companies, an arrangement that is typically referred to as cost sharing. Cost-shared R&D for each year is computed based on the Irish company’s share of actual and forecasted consolidated gross margin over the life of the intellectual property generated by the cost-shared R&D. The Irish company’s share of actual and forecasted consolidated gross margin increased in both fiscal 2012 and 2013, resulting in increased cost-shared R&D obligations by the Irish consolidated group.

4.
In response to prior comment 5 you told us that the amount of your foreign subsidiaries’ accumulated undistributed earnings that are intended to be indefinitely reinvested outside the U.S. increased due to an increase in foreign earnings managed by your Irish operations. Please explain further why changing the management of your international earnings to Ireland resulted in management’s conclusion that these undistributed earnings would now be indefinitely reinvested outside the U.S. Refer to FASB ASC 740-30-25-17.

Response: The Company’s management has had a long-standing policy to indefinitely reinvest foreign earnings outside the US to support the growth of our foreign business. The consolidation of our foreign operations under management in Ireland did not change our indefinite reinvestment decision.

Form 10-Q for the Quarterly Period Ended December 28, 2013

Note 11. Commitments and Contingencies, page 18

5.
We note your response to prior comment 3 and that you recorded $18.1 million of warranty expense related to a product claim with a major customer during the six months ended December 28, 2013. We further note from the earnings call transcript for the second quarter of fiscal 2014 that this charge related to a legacy design issue with a customer. Please explain to us in more detail the facts and circumstances surrounding this charge including when it became probable and reasonably estimable based upon FASB ASC 450-20-25-2 and FASB ASC 460-10-25-5 through 25-7.

Response: Substantially all of the warranty expense in the second quarter of fiscal 2014 pertained to a legacy design issue, which resulted in a defective product claim by a strategic customer of the Company. This claim was formally submitted to the Company by the strategic customer in February 2013 and substantive negotiations with the strategic customer did not begin until August 2013. The Company believes it has contractual and legal defenses that support a position that the Company does not have liability or that the liability to the strategic customer would be immaterial. Consequently, the Company did not believe when the claim was formally submitted or when substantive negotiations began in August 2013 that a material charge that met the criteria of FASB ASC 450-20-25-2 and FASB ASC 460-10-25-5 through 25-7 existed. However, as negotiations progressed during the second quarter of fiscal year 2014, the Company decided that future business with the strategic customer might be harmed should the claim not be settled. As a result, in December 2013 the Company offered to pay the strategic customer an amount not to exceed $15 million to fully resolve and settle all potential claims related to this product, and recorded the charge given it was probable and reasonably estimable based upon FASB ASC 450-20-25-2 and FASB ASC 460-10-25-5 through 25-7.

6.	Further to your response to prior comment 3, please respond to the following:

•
As we previously noted from your disclosure, in limited circumstances, the term of your product warranty may extend beyond one year and may include financial responsibility beyond repairing or replacing the product or crediting the customer’s account. You responded that these obligations may include the cost to remove and install replacement product. To help us understand what else these warranties may include, please summarize the significant terms of the warranties that you provide in limited circumstances and the types of limited circumstances when you provide them.

•
Also, with respect to your disclosure under FASB ASC 460-10-50-8(a), discuss how your disclosure for these warranties provided in limited circumstances considered FASB ASC 460-10-50-4, including the nature of the guarantee, the approximate term of the guarantee, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee.

Response: In response to the Staff's first bulleted comment above, the Company is separately providing to the Staff, as a supplemental submission, a summary of non-standard warranty terms provided by the Company in limited circumstances. The Company is providing this summary separately as a supplemental submission pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”). Under separate cover provided by the Company's counsel, Weil, Gotshal & Manges LLP, the Company has requested that the materials be promptly destroyed or otherwise returned to it following completion of the Staff's review in accordance with Rule 12b-4 and has requested confidential treatment of those materials pursuant to 17 C.F.R. §200.83.

With respect to the Staff’s second bulleted comment above and the Company’s disclosures under FASB ASC 460-10-50-8(a) and FASB ASC 460-10-50-4, the Company will include the following within its Product Warranty disclosure in its Form 10-Q filing for the three months ended March 29, 2014:

The Company generally warrants its products for one year from the date of shipment against defects in materials, workmanship and material non-conformance to the Company’s specifications. The general warranty policy provides for the repair or replacement of defective products or a credit to the customer’s account. In addition, the Company may consider its relationship with the customer when reviewing product claims. In limited circumstances, the term of product warranty for certain strategic customers may extend beyond one year and may include financial responsibility beyond repairing or replacing the product or crediting the customer’s account should the product not meet the Company’s specifications and losses and /or damages results from the defective product.

* * * *

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *
Please contact me at (408) 601-5865 with any follow-up questions you may have.

Sincerely,

MAXIM INTEGRATED PRODUCTS, INC.

/s/ Mark J. Casper

By:	Mark J. Casper
Vice President, Legal
Maxim Integrated Products, Inc.

cc:	Dave Caron
Principal Accounting Officer
Maxim Integrated Products, Inc.

Bruce Kiddoo
Chief Financial Officer
Maxim Integrated Products, Inc.

Edwin B. Medlin, Esq.
Vice President and General Counsel
Maxim Integrated Products, Inc.

Craig W. Adas, Esq.
Weil, Gotshal & Manges LLP